Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1 – Name and Address of Company

Brookfield Infrastructure Corporation (“BIPC”)

250 Vesey Street

15th Floor

New York, NY

10281

Item 2 – Date of Material Change

July 21, 2026

Item 3 – News Release

A news release announcing the material change referred to in this report was issued through Globe Newswire and filed on the System for Electronic Data Analysis and Retrieval + (SEDAR+) on July 21, 2026.

Item 4 – Summary of Material Change

On July 21, 2026, Brookfield Infrastructure Partners L.P. (“BIP”), BIPC and Brookfield Infrastructure Partners Inc. (“BIP Inc.”) entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement an arrangement (the “Transaction”) to simplify BIP’s and BIPC’s corporate structure by converting BIP and BIPC into a single Canadian publicly traded corporate entity, BIP Inc.

The Transaction will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and completion of the Transaction is subject to, among other things, obtaining the approval of the holders (the “BIP Unitholders”) of limited partnership units of BIP (“BIP L.P. Units”) and holders (“BIPC Shareholders”) of BIPC class A exchangeable subordinate voting shares (“BIPC Exchangeable Shares”) and approval by the Supreme Court of British Columbia.

Item 5 – Full Description of Material Change

5.1 – Full Description of Material Change

On July 21, 2026, BIP, BIPC and BIP Inc. entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, among other things, the parties agreed to implement the Transaction to simplify BIP’s and BIPC’s corporate structure by converting BIP and BIPC into a single Canadian publicly traded corporate entity, BIP Inc.

The Transaction will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and completion of the Transaction is subject to, among other things, obtaining the approval of the BIP Unitholders and BIPC Shareholders and approval by the Supreme Court of British Columbia.

If the Transaction is approved by the BIP Unitholders but not by BIPC Shareholders, the Transaction will still be completed except that the exchange of the BIPC Exchangeable Shares (the “Share Exchange”), as described below, will not occur. A special meeting of BIP Unitholders and a special meeting of the BIPC Shareholders have been called for October 14, 2026, and BIP Unitholders and BIPC Shareholders of record as of close of business on August 21, 2026 will be entitled to vote at the meetings.

If the Transaction is approved by both the BIP Unitholders and BIPC Shareholders, and subject to satisfaction of other conditions, BIP and BIPC will implement the Transaction, pursuant to which, among other things, all BIP L.P. Units, BIPC Exchangeable Shares, redemption-exchange limited partnership units of Brookfield Infrastructure L.P. (“BILP”), class A.2 exchangeable non-voting shares of Brookfield Infrastructure Holdings Corporation, exchangeable limited partnership units of Brookfield Infrastructure Partners Exchange LP and class B exchangeable limited partnership units of Brookfield Infrastructure Corporation Exchange Limited Partnership will be exchanged, directly or indirectly, for newly issued class A subordinate voting shares of BIP Inc. (“BIP Inc. Class A Shares”) on a one-for-one basis. In addition, the class A common shares of Brookfield Infrastructure Partners Limited, the general partner of BIP, will be exchanged for class B multiple voting shares of BIP Inc. (the “BIP Inc. Class B Shares”). The special general partner units of BILP, which are held by a subsidiary of Brookfield Asset Management Ltd. (“BAM”), will be exchanged for class I non-voting incentive shares of BIP Inc. (“BIP Inc. Class I Shares”).

The BIP Inc. Class A Shares are expected to be listed on both the New York Stock Exchange and the Toronto Stock Exchange. BIPC is expected to cease to be a reporting issuer following closing of the Transaction, and BIP Inc. is expected to become a reporting issuer.

The anticipated benefits of the Transaction include (i) improved consolidated trading liquidity through a single listed security, (ii) increased demand from current indices and potential additional index inclusion, (iii) stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities, (iv) simplified investor analysis, screening and benchmarking through a single listed reporting entity, (v) broader access to a larger pool of investors who prefer corporate structures, (vi) enhanced governance framework and voting rights for public securityholders and (vii) for BIP Unitholders, elimination of onerous partnership tax reporting forms and preferential dividend tax rates for many Canadian and U.S. taxable investors.

There will be no change to Brookfield’s economic interest in Brookfield Infrastructure as a result of the Transaction.

Following completion of the Transaction, Brookfield Corporation, together with its subsidiaries and related parties (including BAM), is expected to hold approximately 26.4% of the BIP Inc. Class A Shares (approximately 30.9% if the Share Exchange does not occur), 100% of the BIP Inc. Class B Shares and 100% of the BIP Inc. Class I Shares.

The Board of Directors of each of BIP and BIPC, based in part on the unanimous recommendations of their respective special committees (consisting entirely of independent directors) and the fairness opinions received from Scotiabank, unanimously determined that the Transaction is in the best interests of BIP and BIPC, respectively, and unanimously resolved to approve the Transaction and recommend that BIP Unitholders and BIPC Shareholders vote in favor of the Transaction.

Further information regarding the Transaction will be contained in a joint management information circular of BIP and BIPC. Subject to the receipt of all required approvals, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.

A copy of the Arrangement Agreement has been, and a copy of the joint management information circular will be, filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission and is, or will be, available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov.

5.2 – Disclosure for Restructuring Transaction

Not applicable.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For additional information, please contact Michael Ryan, Corporate Secretary of BIPC at +61 2 9158 5254.

Item 9 – Date of Report

July 24, 2026

Caution Regarding Forward-Looking Statements

References to “Brookfield Infrastructure” below refer to BIP and BIPC, collectively.

This material change report may contain “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements or information in this material change report include statements with respect to the Transaction and the special meetings of the BIP Unitholders and the BIPC Shareholders.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this material change report. The future performance and prospects of Brookfield Infrastructure, and the completion of the Transaction, are subject to a number of known and unknown risks and uncertainties, which could cause actual results to differ materially from those contemplated or implied by the forward-looking statements or information in this material change report. Such risks and factors are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the most recent Annual Report on Form 20-F of BIP and in the most recent Annual Report on Form 20-F of BIPC, and other risks and factors that are described therein. Certain risks and uncertainties specific to the proposed Transaction will be further described in the joint management information circular of BIP and BIPC to be delivered to security holders in advance of the special meetings. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.